Exhibit (a)(5)(v)

Why am I receiving this letter?

You are receiving this letter because you hold shares in BlackRock Municipal Income Fund, Inc. (“MUI” or the “Fund”). MUI will be converting from an exchange-listed closed-end fund to an unlisted interval fund (the “Conversion”). The Conversion is currently expected to occur in the first quarter of 2025.

How will the interval fund differ from MUI?

MUI shareholders are currently able to sell their shares on the NYSE at market price on any day that the NYSE is open for trading. The market price for Fund shares can be higher (at a premium to) or lower (at a discount to) than the Fund’s net asset value (“NAV”).

Following the Conversion, the Fund’s shares will no longer trade on a stock exchange. Instead, the Fund will provide periodic liquidity by conducting quarterly offers to repurchase between 5% and 25% of the Fund’s outstanding shares at NAV.

Shareholders may face reduced liquidity following the Conversion, but may benefit from the ability to have their shares repurchased at NAV (as opposed to potentially having to sell shares at a discount on an exchange). In addition, the Fund will be continuously offered, which will provide shareholders with the ability to purchase additional shares of the Fund at NAV (less any applicable sales load).

When will the conversion take place?

The Conversion is currently expected to occur in the first quarter of 2025. After converting, shareholders will have limited liquidity via quarterly repurchase offers.

What are my options to sell if I do not want to hold the interval fund?

Tender your shares:

Tender your shares prior to November 15, 2024 by responding to the current tender offer materials that you recently received in the mail. Please note that the Fund may only purchase a portion of your shares if the number of shares tendered by all shareholders exceeds the number of shares to be repurchased by the Fund. You can contact Georgeson LLC, the Fund’s tender information agent, at (866)-735-8139 if you have any questions.

Sell your shares on the NYSE:

MUI shares will continue to trade on the NYSE until the Conversion, which is currently expected to occur in the first quarter of 2025. Computershare, MUI’s transfer agent (where your MUI shares are held), can help you facilitate the sale of your shares. Please refer to the next page for your options.

The following options are available to sell* shares of MUI on the NYSE:

•	By speaking with a representative - Contact Computershare at (800) 699-1236 during normal business hours.

•	By IVR – This is our automated telephone system.

•	By Internet - Go to www.computershare.co m/investor.

•	By mail - Send a signed letter of instruction to the address listed below (include original unsigned stock certificates, if applicable).

*

If your shares are held in book-entry, your shares will be sold in accordance with the terms and conditions of Computershare’s Direct Registration Sales Facility. If your shares are enrolled in the dividend reinvestment plan (“Plan”), your shares will be sold in accordance with the terms and conditions set forth in MUI’s Plan.

Mail sent to us via the Postal Service should be addressed to:

Computershare

P.O. Box 43006

Providence, RI 02940-3006

If you use a private mail carrier, your documents should be addressed to:

Computershare

150 Royall St

Suite 101

Canton, MA 02021

Please note that you have the option of selling your shares through a brokerage firm of your choosing. Neither Computershare nor MUI is soliciting you to sell your shares.